UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-15781

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

 BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2014 and 2013

CONTENTS

BERKSHIRE BANK 401(k) PLAN

Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

The following financial information is submitted herewith:                                                                                                                     Page

Report of Independent Registered Public Accounting Firm                                                                                                           1

Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013                                                                                                                                          2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013                                                                                                                3

Notes to Financial Statements                                                                                                                                                          4-13
Supplemental Schedules*:
Schedule H, Line 4i – Schedule of Assets
     (Held at End of Year) December 31, 2014                                                                                                                                     14

*  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Pricewaterhouse Coopers LLP Boston Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Berkshire Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Berkshire Bank 401(k) Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) at December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 17, 2015

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2014 and 2013

	2014	2013

ASSETS
Investments, at fair value	$ 71,210,483	$ 66,726,452

Receivables:
Employer contributions	-	477
Participant contributions	-	473
Notes receivable from participants	1,650,107	1,531,024
Total receivables	1,650,107	1,531,974
Net assets available for benefits	$ 72,860,590	$ 68,258,426

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2014 and 2013
	2014	2013

Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 1,654,277	$ 1,375,097
Net appreciation in fair value of investments	2,960,246	9,566,755
Total investment income	4,614,523	10,941,852
Other income:
Interest income on notes receivable from participants	62,639	53,718
Total other income	62,639	53,718
Total income	4,677,162	10,995,570

Contributions:
Employer	2,965,148	2,949,809
Participants	3,196,230	3,111,445
Rollover	1,196,472	879,311
Total contributions	7,357,850	6,940,565

Total additions	12,035,012	17,936,135

Deductions from net assets attributed to:
Withdrawals and benefits paid to participants	7,409,575	5,511,613
Administrative fees	23,273	19,848
Total deductions	7,432,848	5,531,461

Net increase in net assets available for benefits	4,602,164	12,404,674

Net assets available for benefits at beginning of year	68,258,426	55,853,752
Net assets available for benefits at end of year	$ 72,860,590	$ 68,258,426

See accompanying notes to financial statements.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2014 and 2013

1.         DESCRIPTION OF THE PLAN

The Berkshire Bank 401(k) Plan (the “Plan”) was established on April 11, 1993.

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Berkshire Bank and subsidiaries (the “Bank” or the “Plan Sponsor”).
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company
serves as the Trustee of the Plan.  The Vanguard Group (“Vanguard” or the “Custodian”) is the financial advisor, record keeper, and custodian of the Plan.

Contributions

Each year, participants may contribute a percent of pretax annual compensation, excluding certain types of restricted compensation, subject to certain limitations as defined by the Plan and the Internal Revenue Code (“IRC”).  The maximum participant deferral was $17,500 and $17,500 for the Plan years ended December 31, 2014 and 2013, respectively.  In addition, all employees who are eligible to make salary reductions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, as defined by the Economic
Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  Participants may also contribute rollover amounts representing distributions from other qualified retirement plans and IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their rate of contribution each pay period.

The Bank matches a portion of eligible employee contributions.  During 2014 and 2013, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s pretax annual compensation.

In addition, the Bank makes a Safe Harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s pretax annual compensation, excluding certain types of restricted compensation.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

         DESCRIPTION OF THE PLAN (continued)

Plan Eligibility

Employees of the Bank are eligible to participate in the Plan after attaining twenty-one years of age and completing one year of service with 1,000 hours during their initial year of employment.

A break in eligibility service occurs if an employee works less than 500 hours. If the eligibility requirements had not yet been satisfied and there is a break in eligibility service, periods before the break in service will not be taken into account and the employee will have to satisfy the eligibility requirements following the break in service.

Periods during which an employee has a break in eligibility service will not count against the employee if the employee was absent because the employee was pregnant, had a child or adopted a child, was serving in the military, or provided service during a national emergency and re-employment is protected under federal or state law, and the employee returns to employment within the time required by law.  Service credit is given to employees of certain predecessor employers as described in the Plan document for participation and vesting purposes.  Employees may join the Plan on the first of the month following the month in which eligibility requirements are satisfied. Rehires may rejoin the Plan on the first day of the month following the month of rehire if they were previous participants of the Plan within the last five years.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contributions,
(b) the Plan’s investment earnings, and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Brokerage participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds of Vanguard and other financial advisors, common stock, and common shares of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  Employer contributions are invested in each participant’s account according to the participant’s selected allocation.  Participants may change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are 100% vested in all contributions plus actual earnings thereon.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum amount, which is equal to
$50,000 or 50% of their vested account balance, whichever is less.  In addition, the $50,000 limit is reduced by the highest outstanding loan balance (of any previous loans made) in the previous twelve months.  The loans are secured by the balance in the participant’s accounts and bear interest at The Wall Street Journal prime rate plus one percentage point as of the loan application review date.  Interest rates ranged from 4.25% to 9.25%, and 4.20% to 9.25% as of December 31, 2014 and December
31, 2013, respectively.  In general, principal and interest are paid ratably over a period not to exceed five years through regular payroll deductions.  Loans used to finance the participant’s principal residence are repaid over a period of time, up to 20 years.

If a participant fails to make a loan repayment by its due date, the total outstanding amount of the loan including any interest that has accrued will be defaulted and deemed a distribution to the participant on the date of default.  There were three deemed loans for the year ended December 31, 2014, and one deemed loan for an active participant for the year ended December 31, 2013.
There were no loan defaults for a terminated participant for the year ended December 31, 2014, but there were two loan defaults for a terminated participant for the year ended December 31, 2013.

Payment of Benefits

On termination of service due to death, disability, normal retirement, or attaining age 59½ a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in their account, annual installments, or defer distribution until a later date.  If the vested portion of a participant’s account balance is $1,000 or less, and the participant does not provide alternative instructions to the Plan sponsor, this amount is paid as a lump sum distribution as soon as possible following termination, retirement, disability, or to the beneficiary following death.

Participants may request a benefit payment in the case of financial hardship, subject to certain limitations as defined by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DESCRIPTION OF THE PLAN (concluded)

Forfeited Accounts

At December 31, 2014 and December 31, 2013, forfeited non-vested accounts totaled $6,320 and $4,658, respectively.
These accounts will be used to reduce future employer contributions.

2.         SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value reported by the fund at year-end.  Investments in Berkshire
Hills Bancorp, Inc. common stock and other equities are valued at the closing market price as of the last trade date of the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.
Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

The Plan groups assets and liabilities that are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF ACCOUNTING POLICIES (concluded)

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities;
quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
No allowance for credit losses have been recorded as December 31, 2014 and 2013. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefits Paid

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  Administrative expenses paid by the Plan Sponsor were $17,253 and $17,078 for the years ended December 31, 2014 and 2013, respectively.
Administrative fees charged to the Plan, as shown on the statements of changes in net assets, relate to fees charged to the participants for recordkeeping and information management or participant loan processing that are deducted from their asset balances.
Investment related expenses are included in net appreciation in fair value of investments on the Statement of Changes in Net Assets.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.         INVESTMENTS, AT FAIR VALUE

The following schedule presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2014		2013
Mutual funds:
* Vanguard 500 Index Inv.	$ 8,953,861		$ 8,495,284
* Vanguard Prime Money Market Fund	3,400,953	(a)	4,161,687
* Vanguard Mid-cap Index Fund Investor Shares	3,643,636		3,089,916	(a)
* Vanguard Small-Cap Growth Index Fund	4,368,955		3,232,201	(a)
* Vanguard TGT Retirement 2015	4,422,738		4,693,749
* Vanguard TGT Retirement 2025	4,468,931		3,841,482
* Vanguard Total Stock Market Inv.	8,026,712		7,053,141
Common stock:
* Berkshire Hills Bancorp, Inc. Common Stock	$ 4,466,704		$ 4,656,025

*   Represents a party-in-interest under ERISA.                                                                        (a) Amount is less than 5%, but shown for comparative purposes only.

During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2014	2013

Mutual funds	$ 3,070,646	$ 8,954,038
Common stock	(110,400)	612,717

	$ 2,960,246	$ 9,566,755

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENTS, AT FAIR VALUE (concluded)

The following table summarizes the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2014 and 2013, respectively:

December 2014	Level 1	Level 2	Level 3	Fair Value

Money markets	$ 3,400,953	$ -	$ -	$ 3,400,953
Balanced funds	23,567,811	-	-	23,567,811
Bond funds	5,781,994	-	-	5,781,994
Domestic stock funds	30,634,031	-	-	30,634,031
International stock funds	3,255,635	-	-	3,255,635
Common stock	4,570,059	-	-	4,570,059

Total investments	$ 71,210,483			$ 71,210,483

December 2013	Level 1	Level 2	Level 3	Fair Value

Money markets	$ 4,161,687	$ -	$ -	$ 4,161,687
Balanced funds	21,899,266	-	-	21,899,266
Bond funds	5,077,404	-	-	5,077,404
Domestic stock funds	27,309,378	-	-	27,309,378
International stock funds	3,608,063	-	-	3,608,063
Common stock	4,670,654	-	-	4,670,654

Total investments	$ 66,726,452	$ -	$ -	$ 66,726,452

There were no assets measured at fair value on a non-recurring basis at December 31, 2014 or 2013.  There were no transfers between categories during 2014 or 2013.

4.         TAX STATUS

The Bank adopted a prototype plan whose most recent determination letter from the Internal Revenue Service, dated August 22, 2001, stated that the Plan and related Trust were designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving this letter; however, the
Plan Administrator believes the Plan is currently operated in compliance with the applicable requirements of the IRC.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

TAX STATUS (concluded)

The United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken as of December 31, 2014. The Plan did not have any uncertain positions at December 31, 2013 which required disclosure or accrual. The Plan has recognized no interest or penalties related to uncertain tax positions.

5.         ADMINISTRATION OF PLAN ASSETS

The Plan assets are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan.

Bank contributions, participant elective deferrals, and participant accounts are held and administered by Vanguard Fiduciary Trust Company, who invests cash received, interest, and dividend income in accordance with participants’ instructions and makes distributions to participants. The Trustee also administers the payment of interest and principle on participant’s loan.

Certain administrative functions are performed by officers or employees of the Bank.  No such officers or employees receive compensation for such functions from the Plan.

6.         RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.         RELATED PARTY TRANSACTIONS

The Bank contributed $2,965,148 and $2,949,809 to the Plan for the years ended December 31, 2014 and 2013, of which $0 and $477 was owed to the Plan at
December 31, 2014 and December 31, 2013, respectively.  In addition, the Bank paid expenses in connection with the administration of the Plan, totaling $17,253 and $17,078 for the years ended December 31, 2014 and 2013, respectively.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

RELATED PARTY TRANSACTIONS (concluded)

The Plan has investments in common stock of Berkshire Hills Bancorp, Inc., the parent company of the Bank.  At December 31, 2014 and 2013, the stock value was $4,466,704 and $4,656,025, respectively. For the years ended December 31, 2014 and 2013, the purchases of stocks amounted to $854,883 and
$844,400 respectively and sales amounted to $946,420 and $1,353,534.  Dividends earned were $115,335 and $124,601. In addition, certain of the investment options are managed by Vanguard.  Transactions in such investments qualify as party-in-interest transactions. Notes receivable from participants, as disclosed on the statements of net assets available for benefits, also qualify as party-in-interest transactions.

8.         ROLLOVER CONTRIBUTIONS

For the year ended December 31, 2014, the rollover contributions are made up of contributions from new employees rolling their assets over into the
Plan and contributions from former employees of Bank of America, National Association (“Bank of America”).  New employees have the option to transfer their funds from a previous employer’s retirement plan into the Plan.  New employees electing to transfer are subject to the eligibility requirements of the Plan and were given credit for hours of service with their previous employer.  On January 17, 2014, the Bank acquired 20 branches from Bank of
America.  Effective January 18, 2014, the Bank of America 401(k) Plan participants had the option to transfer their funds into the Berkshire Bank 401(k) Plan.
The employees of Bank of America were given credit for hours of service with their previous employer and were able to participate in the Berkshire Bank 401(k) plan.

9.         SUBSEQUENT EVENTS

On April 17, 2015, the Bank acquired Hampden Bancorp (“Hampden”). Effective April 18, 2015, the employees of Hampden were given credit for hours of service with their previous employer and were able to participate in the Berkshire Bank 401(k) Plan.
Beginning May 1st, the Hampden 401(k) Plan participants had the option to transfer their funds into the Berkshire Bank 401(k) Plan.

BERKSHIRE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Concluded)

10.         RECONCILIATION OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$ 72,860,590	$ 68,258,426
Less: deemed distributed loans (1)	16,136	29,969
Net assets available for benefits per Form 5500	$ 72,844,454	$ 68,228,457

The following is a reconciliation of the net increase in net assets available for benefits as presented in the statement of changes in net assets available for benefits to
Form 5500 for the year ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Net increase in net assets available for benefits per the financial statements	$ 4,602,164	$ 12,404,674
Less: deemed distributed loans (1)	16,136	29,969
Plus: prior year distributions (1)	29,969	790
Net increase in net assets available for benefits per Form 5500	$ 4,615,997	$ 12,375,495

(1)
In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from plan assets and reported as a benefit paid to a participant. Any loans held by participants that were deemed in previous years where the participant distributes or terminates from the plan in the current year, the balances are applied against the current year’s distribution balance.

BERKSHIRE BANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2014

(a)	(b) (c) Identity of Issuer, Borrower, Lessor or Similar Party and Description of Investment	(d) Number of Units/Shares	(e) Current Value (1)
	Mutual funds:
	Templeton Global Bond Fund	113,465	1,413,768
*	Vanguard 500 Index Inv.	47,153	8,953,861
*	Vanguard Dividend Growth Fund	39,034	901,294
*	Vanguard Emrg Mkts Stk Ind Inv.	23,033	583,188
*	Vanguard IT Treasury Inv.	237,185	2,696,793
*	Vanguard International Growth Fund	124,069	2,672,447
*	Vanguard Mid-Cap Index Fund	108,056	3,643,636
*	Vanguard Morgan Growth Inv.	59,637	1,511,198
*	Vanguard Prime Money Market	3,400,953	3,400,953
*	Vanguard Selected Value	47,416	1,345,678
*	Vanguard ST Bond Index Inv.	101,325	1,061,889
*	Vanguard ST Federal Inv.	4,905	52,782
*	Vanguard Small-Cap Growth Index	123,417	4,368,955
*	Vanguard TGT Retirement 2010	2,811	73,997
*	Vanguard TGT Retirement 2015	289,257	4,422,738
*	Vanguard TGT Retirement 2020	117,892	3,355,209
*	Vanguard TGT Retirement 2025	270,353	4,468,931
*	Vanguard TGT Retirement 2030	80,563	2,339,553
*	Vanguard TGT Retirement 2035	175,789	3,136,068
*	Vanguard TGT Retirement 2040	31,812	946,735
*	Vanguard TGT Retirement 2045	108,381	2,021,308
*	Vanguard TGT Retirement 2050	26,004	770,241
*	Vanguard TGT Retirement 2055	14,632	467,922
*	Vanguard TGT Retirement 2060	628	17,697
*	Vanguard Target Retirement Inc.	119,862	1,547,412
*	Vanguard Total Bond Market Index	51,220	556,762
*	Vanguard Total Stock Market Inv.	155,617	8,026,712
*	Vanguard Windsor II Fund Inv.	50,461	1,882,697
	Common Stock:
*	Berkshire Hills Bancorp, Inc. Common Stock	626,466	4,466,704
	Brokerage account:
*	VGI Brokerage Option	103,355	103,355
	Notes receivable from participants:
*	Participant loans: 4.25% to 9.25%,		1,650,107
	Maturing 1/15/2015 through 12/20/2019
			$ 72,860,590
(1) As allowed by ERISA, cost information may be omitted with respect to participant or beneficiary directed investments under an individual account plan.

*  Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Bank 401(k) Plan

Date: June 23, 2015	By:	/s/ Linda A. Johnston
Linda A. Johnston
Executive Vice President, Human Resources